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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

February 26, 2020

Dear Sir/ Madam,

Sub: Stock incentives grant to eligible employees

This is to inform that the following stock incentive units were granted to certain eligible employees under the 2015 Incentive Compensation Plan ('2015 Plan') and Expanded Stock Ownership Program 2019 ('2019 Plan') by the Board/Nomination and Remuneration Committee. The date of grant for these stock incentive units is February 27, 2020 and the exercise price will be the par value of shares.

Particulars of stock incentives granted are as follows:

<table>
<tr><th rowspan="2"></th><th colspan="3">2015 Plan (RSU's)</th><th colspan="3">2019 Plan (PSU's)</th></tr>
<tr><th>Head Count</th><th>No. of RSUs /Grant Value</th><th>Vesting Schedule</th><th>Head Count</th><th>No. of PSUs</th><th>Vesting Schedule/ Conditions</th></tr>
<tr><td>CEO</td><td>1</td><td>INR 3.25 Cr [1]</td><td>Three year equal vesting</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>COO</td><td>1</td><td>58,650</td><td rowspan="3">Four year equal vesting</td><td>-</td><td>-</td><td>-</td></tr>
<tr><td>Other KMPs</td><td>5
1</td><td>353,270
INR 1.75 Cr [1]</td><td>6</td><td>169,000</td><td rowspan="2">Three year equal vesting and will be subject to Company's achievement of performance parameters each year as defined in the 2019 Plan.</td></tr>
<tr><td>Eligible Employees</td><td>371</td><td>1,487,150</td><td>411</td><td>1,776,500</td></tr>
</table>

[1] No of RSU's will be based on the market price at the close of trading on grant date.
Note: RSU: Restricted Stock Units; PSU: Performance Stock Units.

This is for your information and records.

Thanking you
Yours Sincerely,
For **Infosys Limited**

A. G. S. Manikantha
Company Secretary

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com